

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2022

Richard Fraser-Smith
Chief Financial Officer
Pacific Green Technologies Inc.
8 The Green
Suite 10212
Dover, DE 19901

> **Re: Pacific Green Technologies Inc.**
> **Form 10-K for the Fiscal Year ended March 31, 2021**
> **Filed June 29, 2021**
> **Response letter dated March 11, 2022**
> **File No. 000-54756**

Dear Mr. Fraser-Smith:

We have reviewed your March 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2022 letter.

Form 10-K for the Fiscal Year ended March 31, 2021

Financial Statements
Consolidated Statements of Operations and Comprehensive Income, page F-4

1. We note your response to prior comment two explaining that you do not allocate depreciation and amortization expense to cost of goods sold or costs of services because you do not own or lease a manufacturing facility or equipment and because you have concluded that such expenses are not directly attributable to the generation of revenue. You also indicate that no portion of management and technical consulting fees are directly related to goods sold. However, it remains unclear how you concluded that these amounts are unrelated to the generation of revenue.

For example, you have disclosure on page 5 identifying various intangible assets underlying your products, which appear to include the patents, technical information and certifications listed on F-16, and on page 13 of your prior annual report, you explain that consulting fees paid for business development and technical support include a 20% commission on ENVI-Marine scrubber unit sales to significant clients.

Tell us how the considered the nature of the various intangible assets listed in Note 6, also the amounts paid for business development efforts, advisory services, and logistical support, and the salaries and wage expenses, in determining that these were not allocable to costs of product and service revenues. Please provide us with your accounting policy governing the recognition of costs of product and service revenues, and explain how the policy criteria were applied in evaluating such costs. Please also clarify how you view the excluded amounts relative to the guidance in FASB ASC 330-10-30-1 and 30-8, and FASB ASC 340-40-25-2 and 25-7, in determining that such costs would not be capitalizable as either inventory or contract costs, if this is your view.

2. We note your response to prior comment two indicating that historically your cost of services has been immaterial in proportion to total cost of goods sold, and proposing to include disclosure to clarify that your measure of costs of goods sold includes the costs of providing services. However, as revenues generated from service, design and engineering works represented about 40% of total revenues in 2020 and 16% in 2021, according to your disclosures on page F-20, it is unclear how costs of services are immaterial.

Please submit the analyses that you performed of the costs of product and service revenues for each period, and your computations of the product and service margins, in formulating your view on materiality. If margins are significantly higher for sales of services than for sales of products as suggested by your response, also submit the revisions that you propose to address the significant economic changes associated with the disparity in margins and downward trend in the provision of services in MD&A to comply with paragraph (b)(2) of Item 303 of Regulation S-K.

If you are able to substantiate your view on materiality after confirming that the measures are complete, in disclosing your combined presentation also clarify your rationale, i.e. you view on materiality, and use a label that encompasses both measures.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation